Financial Report Grupo Financiero Galicia S.A. 20231st. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, May 23, 2023, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the first quarter of fiscal year 2023, ended on March 31, 2023.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.labolsa.com.ar), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

"

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U. and Agri Tech Investments LLC (Nera).

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies with a high commitment of its board of directors in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net profit per share Ps.12.29 Capital Ratio 22.90% Employees 8,742 Branches and other points of sale 463 Deposits accounts Galicia In thousands 7,000 Credit cards In thousands 13,538 4 Ps.18,126 million Net income for the quarter +71% vs. 1Q 2022 ROE 9.79% +385 bp vs. 1Q 2022 Efficiency 73.63% -468 bp vs. 1Q 2022 Highlights Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2023 2022 Variation (bp) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 ROA 1.86 2.89 1.12 (103) 74 ROE 9.79 14.82 5.94 (503) 385 Financial Margin 25.00 22.73 19.87 227 513 Efficiency ratio 73.63 63.64 78.30 999 (468) Capital ratio (1) 22.90 24.68 22.98 (178) (8) NPL Ratio 2.68 2.52 3.23 17 (55) Allowance for loan losses / Private-sector financing 4.81 4.96 5.73 (15) (92) Coverage 179.11 196.87 177.12 (1,775) 199 Non-accrual portfolio with guarantees to non-accrual portfolio 7.89 6.77 9.74 112 (184) Cost of risk 3.68 4.94 2.55 (126) 113 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.18,126 million, which represented a 1.86% annualized return on average assets and a 9.79% annualized return on average shareholder´s equity.

Said result is mainly due to profits from its interest in Galicia (Ps.15,033 million), in Fondos Fima (Ps.2,222 million), in Galicia Seguros (Ps.697 million). and in Naranja X (Ps.607 million).


Results from Equity Investments
Galicia
15,033
9,685
Naranja X
607
12
Galicia Seguros
697
480
Fondos Fima
2,222
1,583
1Q 2023
1Q 2022

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Net interest income	113,572	17,281	60,045	557	89
Net fee income	37,987	38,295	33,770	(1)	12
Net results from financial instruments	55,316	157,376	74,938	(65)	(26)
Gold and foreign currency quotation differences	12,194	9,149	3,665	33	233
Other operating income	35,386	32,755	23,617	8	50
Underwriting income from insurance business	4,025	4,158	4,509	(3)	(11)
Loan loss provisions	(15,063)	(20,667)	(11,359)	(27)	33
Net operating income	**243,417**	**238,347**	**189,185**	**2**	**29**
Personnel expenses	(30,313)	(33,813)	(27,055)	(10)	12
Administrative expenses	(26,227)	(29,721)	(27,198)	(12)	(4)
Depreciations and devaluations of assets	(7,731)	(9,309)	(7,849)	(17)	(2)
Other operating expenses	(44,633)	(47,911)	(33,108)	(7)	35
Operating Income	**134,513**	**117,593**	**93,975**	**14**	**43**
Results from the net monetary position	(105,901)	(79,837)	(76,595)	33	38
Results from associates and joint ventures	(277)	(145)	(127)	91	118
Income tax	(10,209)	(10,488)	(6,638)	(3)	54
Net income	**18,126**	**27,123**	**10,615**	**(33)**	**71**
Other comprehensive income	29	384	170	(92)	(83)
Total comprehensive income	**18,155**	**27,507**	**10,785**	**(34)**	**68**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Assets Cash and due from banks 495,238 544,806 590,019 (9) (16) Debt securities 59,439 964,449 628,955 (94) (91) Net loans and other financing 1,461,091 1,529,545 1,648,385 (4) (11) Other financial assets 1,553,583 847,356 627,628 83 148 Investment in subsidiaries, associates and joint ventures 1,066 812 791 31 35 Property, bank premises, equipment 139,791 140,992 144,523 (1) (3) Intangible assets 46,346 46,883 50,206 (1) (8) Other assets 43,151 45,973 41,884 (6) 3 Assets available for sale 2 1 80 100 (98) Total assets 3,799,707 4,120,817 3,732,471 (8) 2 Liabilities Deposits 2,292,087 2,607,480 2,309,695 (12) (1) Financing from financial entities 42,280 45,574 48,543 (7) (13) Other financial liabilities 429,094 426,735 374,234 1 15 Negotiable obligations 71,196 81,930 72,131 (13) (1) Subordinated negotiable obligations 52,528 55,273 56,843 (5) (8) Other liabilities 152,596 162,055 142,775 (6) 7 Total liabilities 3,039,781 3,379,047 3,004,221 (10) 1 Total Shareholders' equity 759,926 741,770 728,250 2 4 8 Selected financial information

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia work for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Portfolio Quality 2.50% -61 bp. vs. 1Q 2022 Coverage 186.00% +578 bp. vs. 1Q 2022  10 Ps.15,033 million Net income +55% vs. 1Q 2022 ROE 10.14% +351 bp vs. 1Q 2022 Efficiency 75.98% -256 bp vs. 1Q 2022 Cost of risk 2.88% +151 bp. vs. 1Q 2022 Capital Ratio 23.47% -62 bp. vs. 1Q 2022 11.69% Market share: Loans to the private sector 9.75% Market share: Deposits to the private sector -39 bp vs. 1Q 2022 -44 bp vs. 1Q 2022 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 305 7,000 5,472 5,029 Digital clients 83%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the first quarter of 2023, Galicia registered a net income of Ps.15,033 million, Ps.5,348 million (55%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 10.14% and an ROA of 1.80%.

The operating result was higher by Ps.29,436 million (38%) compared to the first quarter of 2022, as a result of a higher net operating income.

Net operating income reached Ps.186,318 million, Ps.43,539 million (30%) higher than the Ps.142,779 million in the same quarter of the previous year, mainly as a result of a higher net interest income for Ps.53,653 million (166%), offset by a lower net result from financial instruments of Ps.25,571 million (34%). It is important to highlight that the portfolio of instruments issued by the Argentine Central Bank (Leliqs) acquired as of January 1, 2023 is valued at amortized cost, recording its yield in net interest income.

Income Statement

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Net interest income	85,948	334	32,295	25,633	166
Net fee income	20,655	20,493	18,197	1	14
Net results from financial instruments	50,311	144,753	75,882	(65)	(34)
Gold and foreign currency quotation	11,729	9,152	3,318	28	253
Other operating income	26,747	24,631	17,804	9	50
Loan-loss provisions	(9,072)	(14,390)	(4,717)	(37)	92
Net operating income	**186,318**	**184,973**	**142,779**	**1**	**30**
Personnel expenses	(21,605)	(24,476)	(17,743)	(12)	22
Administrative expenses	(18,195)	(21,152)	(19,627)	(14)	(7)
Depreciations and devaluations of assets	(6,499)	(7,077)	(6,397)	(8)	2
Other operating expenses	(33,839)	(37,134)	(22,268)	(9)	52
Operating income	**106,180**	**95,134**	**76,744**	**12**	**38**
Results from the net monetary position	(84,954)	(66,638)	(61,808)	27	37
Results from associates and joint businesses	(174)	(46)	(33)	278	427
Income tax	(6,019)	(3,737)	(5,218)	61	15
Net Income	**15,033**	**24,713**	**9,685**	**(39)**	**55**
Other comprenhensive income	(1)	(2)	108	50	(101)
Total comprenhensive income	**15,032**	**24,711**	**9,793**	**(39)**	**53**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 1.80% 2.91% 1.16% 1Q 2023 4Q 2022 1Q 2022 10.14% 16.43% 6.63% 1Q 2023 4Q 2022 1Q 2022 24.08% 22.64% 19.25% 1Q 2023 4Q 2022 1Q 2022 75.98% 62.92% 78.54% 1Q 2023 4Q 2022 1Q 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets(1)

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2023				2022		Variation (% | bp)			
	1Q		4Q		1Q		vs. 4Q22		vs. 1Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**2,142,628**	**68.05**	**2,274,856**	**65.68**	**2,013,131**	**42.40**	**(6)**	**237**	**6**	**2,565**
Government securities	1,022,540	74.44	1,060,796	75.33	739,269	44.61	(4)	(89)	38	2,983
Loans	882,090	61.22	981,356	57.13	1,080,937	37.49	(10)	409	(18)	2,373
Other interest-earning assets	237,998	65.88	232,704	57.71	192,925	61.47	2	817	23	441
In foreign currency	**84,772**	**4.69**	**96,609**	**7.36**	**100,986**	**6.98**	**(12)**	**(267)**	**(16)**	**(229)**
Government securities	8,849	(4.07)	7,396	(2.76)	2,662	(17.19)	20	(131)	232	1,312
Loans	74,332	5.73	87,538	4.84	95,055	5.61	(15)	89	(22)	12
Other interest-earning assets	1,591	4.53	1,675	183.72	3,269	66.50	(5)	(17,919)	(51)	(6,197)
Interest-earning assets	**2,227,400**	**65.64**	**2,371,465**	**63.30**	**2,114,117**	**40.71**	**(6)**	**234**	**5**	**2,493**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average earning assets reached Ps.2,227,400 million, registering an increase of Ps.113,283 million (5%), compared to the first quarter of 2022. This increase was mainly the result of an increase in the volume of government securities in pesos for Ps.283,271 million (38%), offset by a decrease in the volume of loans in pesos for Ps.198,847 million (18%).

The average lending rate for the quarter of the year was 65.64%, representing an increase of 2,493 b.p., compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on government securities in pesos (2,983 bp) and higher average yields on loans in pesos (2,373 bp).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[(1)]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2023		2022				Variation (%|bp)			
	1Q		4Q		1Q		vs. 4Q22		vs. 1Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**1,503,042**	**57.49**	**1,559,520**	**55.97**	**1,439,209**	**28.35**	**(4)**	**152**	**4**	**2,914**
Saving accounts	215,178	0.01	227,913	0.01	266,098	0.02	(6)	—	(19)	(1)
Time deposits	934,735	69.01	1,003,642	69.06	833,027	37.51	(7)	(5)	12	3,150
Other Deposits	313,466	61.68	315,553	54.73	320,077	27.60	(1)	695	(2)	3,408
Debt securities	4,155	77.30	6,507	66.08	9,755	40.96	(36)	1,122	(57)	3,634
Other interest-bearing liabilities	35,508	63.46	5,905	45.43	10,252	31.09	501	1,803	246	3,237
In foreign currency	**414,080**	**1.77**	**378,975**	**1.86**	**432,427**	**1.44**	**9**	**(9)**	**(4)**	**33**
Saving accounts	262,613	—	226,613	—	258,255	—	16	—	2	—
Time deposits	68,698	1.43	66,404	1.42	74,644	0.59	3	1	(8)	84
Other Deposits	12,958	—	12,262	—	19,610	—	6	—	(34)	—
Debt securities	57,948	9.36	59,178	9.36	67,258	8.06	(2)	—	(14)	130
Other interest-bearing liabilities	11,863	7.86	14,518	3.99	12,660	2.90	(18)	387	(6)	496
Interest-bearing liabilities	**1,917,122**	**45.46**	**1,938,495**	**45.39**	**1,871,636**	**22.13**	**(1)**	**7**	**2**	**2,333**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.1,917,122 million, registering an increase of Ps.45,486 million (2%) in relation to the same period of 2022, mainly due to an increase in time deposits in pesos for Ps.101,708 million (12%), offset by a decrease in:

- saving accounts in pesos for Ps.50,920 million (19%)
- debt securities in foreign currency for Ps.9,310 million (14%)

Likewise, the average rate on interest-bearing liabilities was 45.46%, registering an increase of 2,333 b.p. with respect to the first quarter of the previous year, as a consequence of the increase in the rate on time deposits in pesos for 3,150 bp and in other deposits in pesos for 3,408 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.85,948 million, with a Ps.53,653 million (166%) increase compared to the Ps.32,295 million profit from the same quarter of 2022.

Interest Income					
In millions of pesos, except otherwise noted	2023		2022		Variation (%)
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Private sector securities	8	8	10	—	(20)
Public sector securities	143,495	58,674	21,570	145	565
Loans and other financing	135,873	141,802	102,146	(4)	33
Financial sector	1,152	2,170	1,211	(47)	(5)
Non-financial private sector	134,721	139,632	100,935	(4)	33
Overdrafts	16,288	23,231	10,973	(30)	48
Promissory notes	53,861	53,469	40,347	1	33
Mortgage loans	12,155	14,114	10,495	(14)	16
Pledge loans	2,819	3,089	2,697	(9)	5
Personal loans	15,751	15,491	14,879	2	6
Credit-card loans	32,675	29,238	20,274	12	61
Financial leases	541	433	127	25	326
Pre-financing and export financing	318	262	719	21	(56)
Other	313	305	424	3	(26)
Other interest-earning assets	24,354	19,858	12,137	23	101
Interest income	**303,730**	**220,342**	**135,863**	**38**	**124**

Interest income for the quarter reached Ps.303,730 million, 124% higher than the Ps.135,863 million registered in the first quarter of 2022.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.121,925 million (565%), due to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
- higher interest on loans and other financing for Ps.33,727 million (33%), as a consequence of higher income on promissory notes (33%), overdrafts (48%) and credit-card loans (61%).

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.217,782 million, registering an increase of 110%, compared to the same quarter of 2022. This increase was a consequence of: • higher interest expenses on time deposits and term investments for Ps.83,283 million (106%), due to the increase in the interest rate. • higher expenses on other deposits for Ps.26,248 million (119%), due to an increase in the interest rate. Interest expenses In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Deposits 209,855 216,707 100,326 (3) 109 Saving accounts 8 9 10 (11) (20) Time deposits and term investments 161,510 173,525 78,227 (7) 106 Other 48,337 43,173 22,089 12 119 Financing from financial institutions 153 286 278 (47) (45) Repurchase agreement transactions 249 385 515 (35) (52) Other interest-bearing liabilities 5,466 149 98 3,568 5,478 Negotiable obligations 1,011 1,368 1,197 (26) (16) Subordinated Negotiable obligations 1,048 1,113 1,154 (6) (9) Interest expenses 217,782 220,008 103,568 (1) 110 16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Credit cards 10,410 10,398 9,549 — 9 Deposit accounts 4,908 5,771 4,958 (15) (1) Insurance 1,088 1,061 1,261 3 (14) Financial fees 23 10 18 130 28 Credit- related fees 80 70 143 14 (44) Foreign trade 1,054 938 1,540 12 (32) Collections 2,933 3,057 1,998 (4) 47 Utility-Bills collection services 3,431 3,030 2,940 13 17 Mutual Funds 820 688 562 19 46 Other 1,342 1,179 1,034 14 30 Total fee income 26,089 26,202 24,003 — 9 Total expenditures (5,434) (5,709) (5,806) (5) (6) Net fee income 20,655 20,493 18,197 1 14 The net fee income reached Ps.20,655 million, registering an increase of 14% compared to Ps.18,197 million in the first quarter of 2022. This increase was mainly due to: • higher income from collections for Ps.935 million (47%), due to an update of prices. • higher income generated by credit cards for Ps.861 million (9%). 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result of financial instruments was Ps.50,311 million, Ps.25,571 million lower than the Ps.75,882 million recorded in the same quarter of 2022. This decrease was a consequence of the change in the valuation model of the instruments issued by the Argentine Central Bank that were acquired as of January 1, 2023. This went from being measured at fair value to amortized cost, which represented a decrease of Ps.22,000 million (44%).

Net Income from Financial Instruments

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Government securities	47,763	141,230	66,503	(66)	(28)
Argentine Central Bank	28,361	131,167	50,361	(78)	(44)
Other	19,402	10,063	16,142	93	20
Private sector securities	2,438	2,357	6,441	3	(62)
Derivative financial instruments	110	1,165	797	(91)	(86)
Forward transactions	545	1,556	797	(65)	(32)
Options	(435)	(391)	-	11	—
Results from derecognition of assets	—	1	2,141	(100)	(100)
Net income from financial instruments	**50,311**	**144,753**	**75,882**	**(65)**	**(34)**

Gold and foreign currency quotation differences

The result for the difference in the price of gold and foreign currency for the quarter was a profit of Ps.11,729 million, Ps.8,411 million (253%) higher than the profit of Ps.3,318 million registered in the same quarter of the previous year. This result includes a gain of Ps.1,901 million from the purchase and sale of foreign currency.

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Other financial income 440 78 374 464 18 Fees from bundles of products 5,201 4,520 5,255 15 (1) Rental of safe deposit boxes 1,097 1,300 1,406 (16) (22) Other fee income 1,306 939 940 39 39 Other adjustments and interest on miscellaneous receivables 15,651 15,863 5,937 (1) 164 Other 3,052 1,931 3,892 58 (22) Total other operating income 26,747 24,631 17,804 9 50 In the first quarter, other operating income amounted to Ps.26,747 million, registering an increase of Ps.8,943 million (50%) compared to those registered in the same quarter of 2022. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.9,714 million (164%), as a consequence of the valuation of titles in guarantee. Loan loss provisions for the quarter totaled Ps.9,072 million, Ps.4,355 million (92%) higher than those made in the same quarter of the previous year. This increase was the consequence of higher delinquencies. 19 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Personnel expenses

Personnel expenses reached Ps.21,605 million, registering an increase of Ps.3,862 million (22%) compared to the same quarter of 2022, as a result of the impact of salary increase agreements, as well as the 4% increase in staff.

Administrative expenses

Administrative expenses for the quarter reached Ps.18,195 million, registering a decrease of Ps.1,432 million compared to the first quarter of the previous year. This decrease in administrative expenses was a consequence of lower expenses for maintenance and repairment of goods and IT for Ps.703 million (15%) and for hired administrative services for Ps.427 million (10%).

Administrative Expenses					
In millions of pesos, except otherwise noted	2023		2022		Variation (%)
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Fees and compensations for services	515	2,682	870	(81)	(41)
Fees to directors and syndics	52	32	47	63	11
Publicity, promotion and research expenses	991	853	709	16	40
Taxes	3,755	4,088	4,151	(8)	(10)
Maintenance and repairment of goods and IT	4,059	3,466	4,762	17	(15)
Electricity and communications	994	1,123	1,093	(11)	(9)
Representation expenses	—	(1)	4	(100)	(100)
Stationery and office supplies	51	681	47	(93)	9
Hired administrative services	3,677	3,911	4,104	(6)	(10)
Security	560	527	513	6	9
Insurance	220	192	304	15	(28)
Other	3,321	3,598	3,023	(8)	10
Total administrative expenses	**18,195**	**21,152**	**19,627**	**(14)**	**(7)**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.6,499 million, registering an increase of 2% compared to the same quarter of 2022.

Other operating expenses

Other operating expenses for the quarter reached Ps.33,839 million, which represented an increase of Ps.11,571 million (52%), compared to the Ps.22,268 million recorded in the first quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.7,868 million (54%), due to an increase in the gross income tax from financial operations, as a consequence of the increase in the holding of Leliqs.
- higher charges for other provisions for Ps.3,109 million (59%), increase in discounts on credit cards and payroll accounts.

Other Operating Expenses					
In millions of pesos , except otherwise noted	**2023**		**2022**		**Variation (%)**
	1Q	**4Q**	**1Q**	**vs. 4Q22**	**vs. 1Q22**
Contribution to the Deposit Insurance Fund	920	873	930	5	(1)
Other financial results	—	781	—	(100)	—
Turnover tax	22,357	25,384	14,489	(12)	54
On financial income	15,263	17,341	9,927	(12)	54
On fees	6,265	7,104	4,029	(12)	55
On other items	829	939	533	(12)	56
Other fee-related expenses	8,353	5,072	5,244	65	59
Charges for other provisions	793	3,693	564	(79)	41
Claims	571	552	292	3	96
Other	845	779	749	8	13
Total other operating expenses	**33,839**	**37,134**	**22,268**	**(9)**	**52**

21

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.6,019 million, Ps.801 million lower than in the first quarter of 2022. 22 In the first quarter of 2023, Galicia records a loss of Ps.1 million in other comprehensive income (OCI). In the same quarter of fiscal year 2022, there was a total profit of Ps.108 million, generated by securities valued at fair value with changes in other comprehensive income (Bote). Other comprehensive income Income tax

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Assets					
Cash and due from banks	484.731	528.603	582.531	(8)	(17)
Debt securities	55.325	963.641	622.931	(94)	(91)
Net loans and other financing	1.104.924	1.166.113	1.276.275	(5)	(13)
Other financial assets	1.453.889	736.325	607.758	97	139
Equity investments in subsidiaries, associates and joint businesses	1.885	1.738	1.710	8	10
Property, bank premises, equipment	125.393	126.229	127.397	(1)	(2)
Intangible assets	41.019	42.028	44.800	(2)	(8)
Other assets	19.466	18.269	16.250	7	20
Assets available for sale	2	1	80	100	(98)
Total assets	**3.286.634**	**3.582.947**	**3.279.732**	**(8)**	**—**
Liabilities					
Deposits	2.264.534	2.583.533	2.317.370	(12)	(2)
Financing from financial entities	10.452	12.767	17.614	(18)	(41)
Other financial liabilities	214.894	188.416	160.401	14	34
Negotiable obligations	6.816	15.074	25.282	(55)	(73)
Subordinated negotiable obligations	52.528	55.273	56.843	(5)	(8)
Other liabilities	186.370	116.883	135.975	59	37
Total liabilities	**2.735.594**	**2.971.946**	**2.713.485**	**(8)**	**1**
Shareholders' equity	**551.040**	**611.001**	**566.247**	**(10)**	**(3)**
Foreign currency assets and liabilities					
Assets	648.463	679.038	556.453	(5)	17
Liabilities	536.878	568.074	544.753	(5)	(1)
Net forward purchases/(sales) of foreign currency (1)	(7.720)	(36.527)	(14.820)	(79)	(48)
Net global position in foreign currency	**103.865**	**74.437**	**(3.120)**	40	**3.429**

(1) Recorded off-balance sheet.

23

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Level of activity

Financing

As of March 31, 2023, financing to the private sector reached Ps.1,260,307 million, registering a 9% decrease compared to the same period of the previous year. This drop is mainly due to decreases in loans in pesos for Ps.170,113 million (15%) and in foreign currency for Ps.20,188 million (23%), offset by an increase in other financing in foreign currency for Ps.71,506 million (304%).

The market share of total loans to the private sector as of March 31, 2023 reached 11.69%, which represents a decrease of 39 bp compared to the first quarter of 2022.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
In pesos	**1,097,954**	**1,153,994**	**1,272,499**	**(5)**	**(14)**
Loans	991,468	1,036,967	1,161,581	(4)	(15)
UVA-adjusted loans	68,166	71,375	77,937	(4)	(13)
Financial leases	3,866	3,617	689	7	461
Other financing[2]	34,454	42,035	32,292	(18)	7
In foreign currency	**162,353**	**160,672**	**112,024**	**1**	**45**
Loans	66,833	81,202	87,021	(18)	(23)
Financial leases	524	713	1,513	(27)	(65)
Other financing[2]	94,996	78,757	23,490	21	304
Total financing to the private sector	**1,260,307**	**1,314,666**	**1,384,523**	**(4)**	**(9)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

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As of March 31, 2023, the loan portfolio and other financing net of provisions reached Ps.1,104,924 million, registering a 13% decrease compared to the first quarter of the previous year.
The main decreases in:

- promissory notes for Ps.107,748 million (22%),
- credit cards for Ps.35,458 million (8%)
- pre-financing and financing of exports for Ps.14,874 million (53%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2023		2022		Variation (%)
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Financial entities	**8,525**	**16,639**	**18,064**	**(49)**	**(53)**
Loans	8,524	16,634	18,046	(49)	(53)
Other financing	1	5	18	(80)	(94)
Non-financial private sector and residents abroad	**1,142,127**	**1,199,178**	**1,330,589**	**(5)**	**(14)**
Loans	1,117,943	1,172,910	1,308,493	(5)	(15)
Overdrafts	101,722	107,283	90,975	(5)	12
Promissory notes	380,801	390,268	488,549	(2)	(22)
Mortgage loans	20,070	23,617	37,752	(15)	(47)
Pledge loans	27,147	31,179	35,450	(13)	(23)
Personal loans	112,766	110,649	125,689	2	(10)
Credit-card loans	382,960	404,570	418,418	(5)	(8)
Pre-financing and financing of exports	13,296	16,832	28,170	(21)	(53)
Other Loans	17,361	30,018	11,461	(42)	51
Accrued interest, adjustments and foreign currency quotation differences receivable	67,534	65,038	75,588	4	(11)
Documented interest	(5,714)	(6,544)	(3,559)	(13)	61
Financial leases	4,390	4,330	2,202	1	99
Other financing	19,794	21,938	19,894	(10)	(1)
Non-financial public sector	**1,712**	**1,563**	**2**	**10**	**85,500**
Total loans and other financing	**1,152,364**	**1,217,380**	**1,348,655**	**(5)**	**(15)**
Allowances	**(47,440)**	**(51,267)**	**(72,380)**	**(7)**	**(34)**
Loans	(46,909)	(50,747)	(71,667)	(8)	(35)
Financial leases	(41)	(35)	(20)	17	105
Other financing	(490)	(485)	(693)	1	(29)
Net loans and other financing	**1,104,924**	**1,166,113**	**1,276,275**	**(5)**	**(13)**

25

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Government securities' net Position	**1,180,770**	**1,448,064**	**1,066,224**	**(18)**	**11**
Measured at fair value	35,453	957,210	624,673	(96)	(94)
Leliq	—	876,670	454,384	(100)	(100)
Other	35,453	80,540	170,289	(56)	(79)
Measured at amortized cost	1,145,317	490,854	433,667	133	164
Botes	52,020	57,517	68,981	(10)	(25)
Lecer	65,867	333,706	364,686	(80)	(82)
Lediv	17,780	42,251	—	(58)	—
Leliq	763,388	—	—	—	—
Bono Dual	94,028	38,551	—	144	—
Other	152,234	18,829	—	709	—
Measured at fair value through OCI	—	—	7,884	—	(100)
Botes	—	—	7,884	—	(100)
Other receivables resulting from financial brokerage	**140,398**	**115,785**	**61,447**	**21**	**128**
Repurchase agreement transactions -Argentine Central Bank	138,659	114,176	61,375	21	126
Loans and other financing	1,713	1,568	20	9	8,465
Trust certificates of participation and securities	26	41	52	(37)	(50)
Total exposure to the public sector	**1,321,168**	**1,563,849**	**1,127,671**	**(16)**	**17**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of March 31, 2023, the net exposure to the public sector reached Ps.1,321,168 million, registering a 17% increase in the last twelve months, as a result of a greater holding of Leliq for Ps.309,004 million (68%).

Excluding the instruments issued by the Argentine Central Bank (Leliq and Lediv) and the repurchase agreement transactions, the net exposure to the public sector was Ps.401,341 million, equivalent to 12% of total asset, while in the first quarter of 2022 said exposure was Ps.611,912. million, representing 19% of total asset.

26

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Funding and liabilities

Deposits amounted to Ps.2,264,534 million as of March 31, 2023, registering a 2% decrease compared to the first quarter of the previous year. This decrease was the result of a lower volume of current accounts in pesos for Ps.91,557 million (20%) and a lower volume of saving accounts in pesos for Ps.35,428 million (14%), offset by a higher volume of time deposits in pesos for Ps.97,146 million (11%).

Deposits

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
In pesos	**1,830,354**	**2,123,289**	**1,884,154**	**(14)**	**(3)**
Current accounts	366,964	362,062	458,521	1	(20)
Saving accounts	222,552	279,816	257,980	(20)	(14)
Time deposits	952,605	953,990	855,459	—	11
UVA-adjusted time deposits	27,224	43,109	46,285	(37)	(41)
Other	211,878	426,268	238,114	(50)	(11)
Interests and adjustments	49,131	58,044	27,795	(15)	77
In foreign currency	**434,180**	**460,244**	**433,216**	**(6)**	**—**
Saving accounts	261,010	280,622	250,461	(7)	4
Time deposits	65,238	71,215	74,965	(8)	(13)
Other	107,821	108,283	107,647	—	—
Interests and adjustments	111	124	143	(10)	(22)
Total deposits	**2,264,534**	**2,583,533**	**2,317,370**	**(12)**	**(2)**

Total deposit accounts as of March 31, 2023 reached 7.0 million, with an increase of 11% compared to the same date of the previous year.

The market share in private sector deposits reached 9.75% as of March 31, 2023, registering a decrease of 44 bp compared to the first quarter of 2022.

27

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Financial entities 10,452 12,767 17,614 (18) (41) Financing from credit-card purchases 77,185 81,623 74,301 (5) 4 Negotiable obligations 6,816 15,074 25,282 (55) (73) Subordinated negotiable obligations 52,528 55,273 56,843 (5) (8) Creditors from purchases of foreign currency 107 24,404 9,034 (100) (99) Collections on account of third parties 29,306 30,875 31,300 (5) (6) Other financial liabilities 108,296 51,514 45,766 110 137 Total financial liabilities 284,690 271,530 260,140 5 9 Financial liabilities amounted to Ps.284,690 million, registering an increase of Ps.24,550 million (9%) compared to the Ps.260,140 million registered in the first quarter of 2022. The variation was mainly due to an increase in other financial liabilities for Ps.62,530 million (137%), due to a decrease in creditors related to the purchase of public sector securities. This increase was offset by a decrease in negotiable obligations for Ps.18,466 million (73%). 28

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Cash and due from banks 484,731 528,603 582,531 (8) (17) Government securities 603,969 747,335 523,636 (19) 15 Call-money 600 5,458 (405) (89) 248 Overnight placements in correspondent banks 14,679 30,131 9,277 (51) 58 Repurchase agreement transactions 145,048 127,466 57,127 14 154 Escrow accounts 41,077 48,723 36,111 (16) 14 Other financial assets 3,072 232 4,341 1,224 (29) Total liquid assets 1,293,176 1,487,948 1,212,618 (13) 7 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 114.32 106.83 93.80 749 2,052 Liquid assets as a percentage of total deposits 57.11 57.59 52.33 (48) 478 As of March 31, 2023, the Bank’s liquid assets represented 114.32% of the Bank’s transactional deposits and 57.11% of its total deposits, as compared to 93.80% and 52.33%, respectively, as of March 31, 2022. 29 Liquidity

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Assets quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.31,505 million as of March 31, 2023, representing 2.50% of private-sector financing, recording a 61 bp decrease as compared to the 3.11% recorded in the same quarter of 2022. Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 186.00%, compared to 180.22% of a year before.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Non-accrual Financings	**31,505**	**28,332**	**43,049**	**11**	**(27)**
With preferred guarantees	1,501	1,387	2,196	8	(32)
With other guarantees	804	532	1,996	51	(60)
Without guarantees	29,200	26,413	38,857	11	(25)
Allowance for loan losses	**58,598**	**64,121**	**77,582**	**(9)**	**(24)**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	2.50	2.15	3.11	35	(61)
Allowance for loan losses to loans to the private sector	4.64	4.87	5.60	(23)	(96)
Coverage	186.00	226.32	180.22	(4,032)	578
Non-accrual loans with guarantees to non-accrual financing	7.32	6.77	9.74	55	(242)
Cost of risk	2.88	4.42	1.37	(154)	151

30

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Allowance for loan losses At the beginning of the quarter 64,121 61,795 89,508 4 (28) Changes in the allowance for loan losses Provisions charged to income 8,964 14,243 4,535 (37) 98 Charge offs (2,092) (207) (3,906) 911 (46) Inflation effect (12,395) (11,710) (12,555) 6 (1) Allowance for loan losses at the end of the quarter 58,598 64,121 77,582 (9) (24) Charge to the income statement Provisions charged to income (8,964) (14,243) (4,535) (37) 98 Direct charge offs (109) (148) (194) (27) (44) Bad debts recovered 1 983 802 (100) (100) Net charge to the income statement (9,072) (13,408) (3,927) (32) 131 During the quarter, Ps.2,092 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.109 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation valid and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted	2023		2022		Variation (%)
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Minimum capital required (A)	**183,503**	**152,794**	**93,359**	**20**	**97**
Allocated to credit risk	130,180	109,408	70,049	19	86
Allocated to market risk	9,731	6,642	1,172	47	730
Allocated to operational risk	43,592	36,744	22,138	19	97
Computable capital (B)	**527,226**	**478,634**	**274,928**	**10**	**92**
Tier I	484,747	442,495	243,763	10	99
Tier II	42,479	36,139	31,165	18	36
Excess over required capital (B) (A)	**343,723**	**325,840**	**181,569**	**5**	**89**
Risk weighted assets	**2,246,390**	**1,870,089**	**1,141,478**	**20**	**97**
Ratios (%)					**Variation (bp)**
Total capital ratio	23.47	25.59	24.09	(212)	(62)
Tier I capital ratio	21.58	23.66	21.36	(208)	22

As of March 31, 2023, the Bank's computable capital amounted to Ps.527,226 million,and the minimum capital requirement for that same period was Ps.183,503 million, leaving an available margin of Ps.343,723 million (187%). This excess was Ps.181,569 million (194%) as of the same date in 2022.

The minimum capital requirement increased Ps.90,144 million as compared to March 31, 2022, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.252,298 million in the same period, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 23.47%, decreasing 62 bp during the last twelve months and a decrease of 212 bp compared to December 31, 2022. This decrease was a consequence of the approval or dividends.

32

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 2,757 Employees 8,509 Credit cards in thousands 158 Branches and other points of sale 34 Ps.607 million Results for the quarter +4,958% vs. 1Q 2022 ROE 2.36% +231 bp vs. 1Q 2022 Efficiency ratio 70.15% +344 bp vs. 1Q 2022 Highlights

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Results for the quarter

In the first quarter, Naranja X registered a net income of Ps.607 million, Ps.595 million (4,958%) lower than the result recorded for the same period of the previous year, mainly as a result of a higher operating result for Ps.4,741 million (37%), offset by a greater negative result for the monetary position for Ps.3,581 million (28%).

The operating result reached Ps.17,593 million, 37% higher than the Ps.12,852 million in the same quarter of 2022. The result for the quarter represented, on an annualized basis, an ROA of 0.47% and an ROE of 2.36%, while in the first quarter of 2022 they represented 0.01% and 0.05%, respectively.

Net operating income for the quarter amounted to Ps.42,631 million, which meant an increase of 11% compared to the same quarter of 2022. This increase was the result of a higher net result from financial instruments for Ps.657 million (252%), offset by lower interest results for Ps.1,065 million (4%).

Income Statement					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Net interest income	26,163	13,639	25,098	92	4
Net fee income	17,830	18,369	16,581	(3)	8
Net results from financial instruments	918	10,507	261	(91)	252
Gold and foreign currency quotation differences	(126)	(88)	141	43	(189)
Other operating income	3,837	4,353	3,142	(12)	22
Loan loss provisions	(5,991)	(6,278)	(6,644)	(5)	(10)
Net operating income	**42,631**	**40,502**	**38,579**	**5**	**11**
Personnel expenses	(7,019)	(7,870)	(7,377)	(11)	(5)
Administrative expenses	(7,028)	(7,583)	(6,646)	(7)	6
Depreciations and devaluations of assets	(1,016)	(2,087)	(1,211)	(51)	(16)
Other operating expenses	(9,975)	(10,039)	(10,493)	(1)	(5)
Operating income	**17,593**	**12,923**	**12,852**	**36**	**37**
Results from the net monetary position	(16,272)	(9,764)	(12,691)	67	28
Income tax	(714)	(2,898)	(149)	(75)	379
Net income	**607**	**261**	**12**	**133**	**4,958**
Other comprenhensive income	3	—	—	—	—
Total comprenhensive income	**610**	**2,460**	**12**	**(75)**	**4,983**

35

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 36 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.47% 0.20% 0.01% 1Q 2023 4Q 2022 1Q 2022 2.36% 1.00% 0.05% 1Q 2023 4Q 2022 1Q 2022 22.81% 18.30% 21.33% 1Q 2023 4Q 2022 1Q 2022 70.15% 66.89% 66.72% 1Q 2023 4Q 2022 1Q 2022

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Assets Cash and due from banks 5,634 8,068 7,524 (30) (25) Debt securities 1,112 245 3,882 354 (71) Net loans and other financing 374,609 402,849 409,147 (7) (8) Other financial assets 91,841 100,782 7,735 (9) 1,087 Property, bank premises, equipment 14,458 14,620 14,771 (1) (2) Intangible assets 3,978 4,022 5,060 (1) (21) Other non-financial assets 10,159 15,242 12,748 (33) (20) Total assets 501,791 545,828 460,867 (8) 9 Liabilities Deposits 35,850 32,835 1,690 9 2,021 Financing from financial entities 51,144 73,063 70,676 (30) (28) Other financial liabilities 217,535 241,409 205,420 (10) 6 Negotiable obligations 70,713 72,237 48,937 (2) 44 Other non-financial liabilities 20,906 21,251 31,554 (2) (34) Total liabilities 396,148 440,795 358,277 (10) 11 Shareholders' equity 105,643 105,033 102,590 1 3 37 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Non-accrual loans 14,718 14,422 14,462 2 2 Allowances for loan losses and provisions 20,065 20,047 24,285 — (17) Ratios (%) Variation (bp) NPL Ratio 3.78 3.46 3.37 32 41 Allowance for loan losses to loans to the private sector 5.15 4.81 5.66 35 (50) Coverage 136.33 139.01 167.92 (268) (3,159) Cost of risk 6.43 6.12 6.46 31 (3) As of March 31, 2023, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 136.33%, compared to 167.92% on the same date of the previous year. 38 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Allowances for loan losses At the beginning of the quarter 20,047 19,239 22,845 4 (12) Changes in the allowance for loan losses Provisions charged to income 5,525 5,682 5,557 (3) (1) Reversals of allowances for loan losses (747) (676) (607) 11 23 Charge off (835) (1,163) (114) (28) 632 Effect of inflation (3,925) (3,035) (3,396) 29 16 Allowance for loan losses at the end of the quarter 20,065 20,047 24,285 — (17) Charge to the income statement Provisions charged to income (5,525) (5,682) (5,557) (3) (1) Direct charge offs (466) (595) (1,087) (22) (57) Bad debt recovered 252 307 227 (18) 11 Net charge to the income statement (5,739) (5,970) (6,417) (4) (11) 39

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros' commercial activity began in 1996 as a member of Grupo Galicia. Today it is a leader in home, theft, and personal accident insurance.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 349 2,647 Employees Polices In thousands 41 Clients In thousands Ps.797 million Net income for the quarter +45% vs. 1Q 2022 ROE 51.07% +1,508 bp vs. 1Q 2022 Combined Ratio 85.99% +128 bp vs. 1Q 2022 1,905 Highlights

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	1Q	4Q	1Q	vs. 4Q22	vs. 1Q22
Earned premium	6,634	6,774	6,991	(2)	(5)
Incurred claims	(1,187)	(1,114)	(1,312)	7	(10)
Withdrawals	(10)	(40)	(6)	(75)	67
Life annuities	(9)	(8)	(10)	13	(10)
Acquisition and general expenses	(2,910)	(2,830)	(2,913)	3	—
Other income and expenses	(94)	(73)	(27)	29	248
Underwriting income	**2,424**	**2,709**	**2,723**	**(11)**	**(11)**
Interest income	2,201	2,313	2,431	(5)	(9)
Net results from financial instruments	(1,006)	(764)	(1,922)	32	(48)
Gold and foreign currency quotation differences	26	3	22	767	18
Other operating income	254	185	131	37	94
Net operating income	**3,899**	**4,446**	**3,385**	**(12)**	**15**
Personnel expenses	(948)	(1,412)	(1,071)	(33)	(11)
Administrative expenses	(402)	(620)	(380)	(35)	6
Depreciations and devaluations of assets	(147)	(124)	(206)	19	(29)
Other operating expenses	(12)	(12)	(2)	—	500
Operating income	**2,390**	**2,278**	**1,726**	**5**	**38**
Results from the net monetary position	(1,024)	(747)	(514)	37	99
Income tax	(569)	(754)	(664)	(25)	(14)
Net income	**797**	**777**	**548**	**3**	**45**
Other comprehensive income	(11)	(3)	73	(267)	(115)
Total comprehensive income	**786**	**774**	**621**	**2**	**27**

42

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 19.51% 17.66% 12.57% 1Q 2023 4Q 2022 1Q 2022 51.07% 50.22% 35.99% 1Q 2023 4Q 2022 1Q 2022 85.99% 91.77% 84.71% 1Q 2023 4Q 2022 1Q 2022 76.18% 76.49% 79.10% 1Q 2023 4Q 2022 1Q 2022

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Assets Cash and due from banks 73 16 45 356 62 Debt securities 172 141 151 22 14 Net loans and other financing — 7 18 (100) (100) Other financial assets 7,054 8,712 6,139 (19) 15 Property, bank premises, equipment 319 504 2,133 (37) (85) Intangible assets 395 90 208 339 90 Assets for insurance contracts — 6,004 6,828 (100) (100) Other non-financial assets 7,219 1,184 299 510 2,314 Total assets 15,232 16,658 15,821 (9) (4) Liabilities Financing received from financial institutions — — 233 — (100) Liabilities for insurance contracts — 6,225 7,512 (100) (100) Other non-financial liabilities 9,586 4,055 2,409 136 298 Total liabilities 9,586 10,280 10,154 (7) (6) Shareholders' equity 5,646 6,378 5,667 (11) — 44 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds, distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

↘

Ps.2,222 million
Net income for the quarter
+40% vs. 1Q 2022

Ps.926
Assets under management
In billions
+2% vs. 1Q 2022

12.6%
Market share
+100 bp vs. 1Q 2022

28
Employees

14
Assets under management

46

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Net interest income 122 67 41 82 198 Net results from financial instruments 1,378 917 527 50 161 Gold and foreign currency quotation differences 5 6 2 (17) 150 Other operating income 4,648 3,994 3,162 16 47 Net operating income 6,153 4,984 3,732 23 65 Personnel and administrative expenses (309) (356) (340) (13) (9) Other operating expenses (335) (275) (199) 22 68 Operating income 5,509 4,353 3,193 27 73 Results from the net monetary position (1,006) (739) (770) 36 31 Income tax (2,281) (1,722) (840) 32 172 Net income 2,222 1,892 1,583 17 40 47 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Fima Premium 735,475 758,715 632,492 (3) 16 Fima Ahorro Pesos 42,707 34,554 61,156 24 (30) Fima Ahorro Plus 72,748 62,983 85,946 16 (15) Fima Capital Plus 26,552 39,189 33,078 (32) (20) Fima Renta en Pesos 21,659 23,216 43,119 (7) (50) Fima Renta Plus 10,656 10,109 40,201 5 (73) Fima Abierto Pymes 1,884 1,751 2,423 8 (22) Fima Acciones 4,938 4,642 2,874 6 72 Fima PB Acciones 3,548 3,143 2,456 13 44 Fima Mix I 3,089 3,294 4,905 (6) (37) Fima Mix II 476 172 — 177 — Fima Renta Acciones Latinoamerica 129 135 184 (4) (30) Fima Renta Fija Internacional 1,306 1,388 1,689 (6) (23) Fima Sustentable ESG 584 336 — 74 — Total assets under management 925,751 943,627 910,523 (2) 2 48 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 1Q 4Q 1Q vs. 4Q22 vs. 1Q22 Assets Cash and due from banks 1,717 1,416 1,201 21 43 Debt securities 166 — — — — Net loans and other financing — 1,284 — (100) — Other financial assets 6,159 6,183 4,118 — 50 Other non-financial assets — — 3 — (100) Total assets 8,042 8,883 5,322 (9) 51 Liabilities Other non-financial liabilities 4,578 3,216 2,497 42 83 Total liabilities 4,578 3,216 2,497 42 83 Shareholders' equity 3,464 5,667 2,825 (39) 23 49 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On April 27, 2023, Naranja X issued the Class LVIII Negotiable Obligations for Ps.12.215 million, maturing in 12 months and with a rate of Badlar +5.0%.

Dividends

On April 25, 2023, at the Ordinary Shareholders' Meeting of Grupo Galicia, the payment of cash dividends for Ps.35,000 million was approved, which represents Ps.23.73 per share. Their payment was made on May 9, 2023.

50

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Annual Report - ESG Integrated Report Grupo Galicia published its Integrated ESG 2022 Report that reflects the progress of its Environmental, Social and Governance agenda. This document allows you to capture a value creation model for the entire Group within the framework of sustainable management, linking financial results with social-environmental impacts. In 2022, with the aim of continuing to promote its contribution to sustainable development, it deepened the double materiality exercise, understanding the context in which it carries out its businesses (material issues) and the impact they generate in the country. In addition, it used as a cover, a digital work of art created through the use of blockchain technology that expresses the Group's identity as a leader in sustainability, innovation and agility. ESG Sustainable financing lines Banco Galicia launched two lines of sustainable financing: • Sustainable financing line for SMEs that carry out a business with a social, economic and environmental impact. • Diversity Line together with Resiliencia SGR for companies that promote diversity in the 5 axes (gender, disability, sexual diversity, employment generation and socioeconomic vulnerability). Pro Mujer Negotiable Obligation In February 2023, Pro Mujer issued the Negotiable Obligation in the amount of Ps.200 million, with a maturity of 12 months and guaranteed by a pool of leading banks in Argentina, including Banco Galicia. This issuance is the first gender bond issued in the country under the recently implemented Regimen Simplificado (“Simplified Regime”) for the issuance of bonds with social impact. Pampa Energía Negotiable Obligation In May 2023, Pampa Energía issued two notes, class 16 and class 17 for a total of US$82.7 million. The ON class 16 in dollars at a fixed rate of 4.99% in order to improve its maturity profile and the ON class 17, the second green bond in pesos issued by Pampa, with a variable interest rate Badlar +2% maturing in May 2024 for Ps.5,980 million (equivalent to approximately US$27 million) to finance the construction of the Parque Eólico Pampa Energía VI. Banco Galicia was one of the placement agents. 51

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 52 Communication "A" 7719 - Distribution of results. The Argentine Central Bank, through Communication “A” 7719, repealed the suspension of the distribution of results of financial institutions, effective as from April 1, 2023. Additionally, it allows financial institutions to distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount established in the dividend distribution rules. Communication "A" 7720 - Productive line. The Argentine Central Bank, through Communication “A” 7720, incorporates as from April 1, 2023 and until September 30, 2023 the 2023 quota of the "Linea de financiamiento para la inversión productiva MiPyME". Communication "A" 7767 - Interest rates. The Argentine Central Bank, through Communication "A" 7767, provides for an increase in the interest rates as from May 16, 2023 of the following deposits: • Time deposits of individuals: 97% TNA (154% of TEA). • Time deposits not included in the previous point: 90% TNA (138% of TEA). • Deposits with early cancellation option in UVA: 91.80% or 93.80% TNA according to certain conditions. • Productive line: for investment projects the rate is 76% and for working capital 88% TNA. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit-cards and overdrafts, and on guarantees granted) / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 53 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2023 2022 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 1,381.1601 1,134.5875 967.3076 793.0278 676.0566 Consumer price index (IPC) (%) 21.73 17.29 21.98 17.30 16.07 Wholesale price index (IPIM) (%) (2) 19.73 18.21 22.19 16.75 15.52 Acquisition value unit (UVA) (3) 218.27 185.03 154.72 129.08 108.9 Exchange rate (Ps./US$) (4) 208.99 177.13 147.32 125.22 110.98 Badlar (5) (quartely averages) 70.09 69.18 59.37 45.71 38.6 (1) Published by the INDEC (National Institute of Statistics) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail